SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. ________)*


                                  NATROL, INC.
                                _______________
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ______________________________________
                         (Title of Class of Securities)


                                  638789 10 7
                                 ______________
                                 (CUSIP Number)


                             Ronald J. Stauber, Inc.
                        1880 Century Park East, Suite 300
                              Los Angeles, CA 90067
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 2007
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of __ Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

________________________________________________________________________________

CUSIP NO. 638789 10 7                13D                       PAGE 2 OF 5 PAGES
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Elliott Balbert *

           * See Exhibit A for Joint Filing Statement with Cheryl Balbert
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [ ]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
________________________________________________________________________________
                              7     SOLE VOTING POWER

                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 6,029,500*
         OWNED BY
           EACH                     * Includes 5,724,500 shares of common stock
         REPORTING                  owned by the Balbert Family Trust, a
          PERSON                    revocable trust of which Mr. Balbert and his
           WITH                     wife, Cheryl Balbert, are trustees and of
                                    which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

                           _____________________________________________________
                              9     SOLE DISPOSITIVE POWER

                           _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    6,029,500*

                                    * Includes 5,724,500 shares of common stock owned by the Balbert Family Trust, a revocable trust of which Elliott Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,029,500*

                                    * Includes 5,724,500 shares of common stock owned by the Balbert Family Trust, a revocable trust of which Elliott Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           42.3%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           Individual
________________________________________________________________________________

________________________________________________________________________________

CUSIP NO. 638789 10 7                13D                       PAGE 3 OF 5 PAGES
________________________________________________________________________________

    1      NAME OF REPORTING PERSON

           Elliott Balbert

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [X]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
________________________________________________________________________________
                              7     SOLE VOTING POWER

                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 6,029,500*
         OWNED BY
           EACH                     * Includes 5,724,500 shares of common stock
         REPORTING                  owned by the Balbert Family Trust, a
          PERSON                    revocable trust of which Mr. Balbert and his
           WITH                     wife, Cheryl Balbert, are trustees and of
                                    which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

                           _____________________________________________________
                              9     SOLE DISPOSITIVE POWER

                           _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    6,029,500*

                                    * Includes 5,724,500 shares of common stock owned by the Balbert Family Trust, a revocable trust of which Elliott Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,029,500*

                                    * Includes 5,724,500 shares of common stock owned by the Balbert Family Trust, a revocable trust of which Elliott Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of common stock owned by Mr. Balbert's daughter, for which Mr. Balbert disclaims beneficial ownership.

________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           42.3%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           Individual
________________________________________________________________________________

                                                              __________________

                                                               PAGE 4 OF 5 PAGES
                                                              __________________


                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER:

              Common Stock, par value  $.01 per share - Natrol, Inc.


ITEM 2.       IDENTITY AND BACKGROUND:

              Elliott Balbert serves as the Executive Chairman of the issuer. Mr. Balbert is a Class III Director. Mr. Balbert founded the issuer in 1980 and served as President, Chief Executive Officer and Chairman of the Board until March 2006, when he became Executive Chairman. He has been actively involved in the dietary supplement industry for more than 25 years. Mr. Balbert is currently a board member of the Dietary Supplement Education Alliance (DSEA), where he also served as the first President, the Vitamin Angel Alliance and Board of Regents of Bastyr University. Mr. Balbert is active in lobbying efforts on behalf of the dietary supplement industry, including providing testimony before Congress and hosting bi-partisan caucuses in the House of Representatives.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Not Applicable


ITEM 4.       PURPOSE OF TRANSACTION.

              Except as set forth herein, Elliott Balbert (with his wife Cheryl Balbert) (herein "Reporting Person") acquired the shares of common stock for which this Statement on Schedule 13D relates, solely for investment purposes in Elliott Balbert's capacity as the Company's founder and largest stockholder.

              The Reporting Person previously filed with the Commission a statement on Schedule 13G with respect to 6,029,500 shares of common stock on February 12, 1998 pursuant to Rule 13d-1(c) under the Exchange Act. As of such date, such 6,029,500 shares of common stock represented approximately 45.3% of the outstanding common stock (based on the number of shares of common stock reported by the Company to be outstanding in its Quarterly Report on Form 10-Q for its quarter ended September 30, 1998). This Statement on Schedule 13D is being filed by the Reporting Person to report that the he has agreed to facilitate the change-in-control transaction involving the Company set forth in the paragraph immediately below.

              On November 18, 2007, the Company entered into an Agreement and Plan of Merger dated as of such date, with Plethico Pharmaceuticals Ltd., a public limited company organized under the laws of India ("Plethico") and Nutra Acquisition Company, providing for Plethico's acquisition of all outstanding shares of common stock, at $4.40 net per share in cash, by means of a front-end cash tender offer and second-step (cash out) merger transaction (the "Merger Agreement"). As condition and inducement to Plethico to enter into the Merger Agreement, the Reporting Person entered into the Tender and Support Agreement annexed hereto as Exhibit B, the complete text of which hereby is incorporated by reference herein in their entirety.

              Except as expressly set forth in this Item 4, the Reporting Person presently has no intention, understanding, agreement, plan or arrangement with any person(s) or entities to effect, cause, undertake or participate in any transaction or event of the type enumerated in clauses (a)-(j) of Item 4.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              The shares of common stock of the Reporting Person are held of record or beneficially pursuant to the revocable trust of which Elliott Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              On November 18, 2007, the Company entered into an Agreement and Plan of Merger dated as of such date, with Plethico Pharmaceuticals Ltd., a public limited company organized under the laws of India ("Plethico") and Nutra Acquisition Company, providing for Plethico's acquisition of all outstanding shares of common stock, at $4.40 net per share in cash, by means of a front-end cash tender offer and second-step (cash out) merger transaction (the "Merger Agreement"). As condition and inducement to Plethico to enter into the Merger Agreement, the Reporting Person entered into the Tender and Support Agreement annexed hereto as Exhibit B, the complete text of which hereby is incorporated by reference herein in their entirety.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A  -  Joint Filing Agreement dates November 27, 2007

              Exhibit B  -  Tender and Support Agreement dated as of
                            November 18, 2007.

                                                             ___________________

                                                              PAGE 5 OF 5 PAGES
                                                             ___________________


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 28, 2007


                                    /s/ ELLIOTT BALBERT
                                    ____________________________________________
                                        Elliott Balbert

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT


     This will confirm the agreement by Elliott Balbert, an individual residing in the State of California, and Cheryl Balbert, an individual residing in the State of California (collectively, the "Reporting Person"), in connection with that certain Schedule 13D to be filed on or about November 28, 2007 with respect to the common stock, par value $.01 per share (the "Common Stock"), of Natrol, Inc. (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such common stock (the "Schedule 13D'). The undersigned hereby agree with respect to such filing on Schedule 13D as follows:

(i) No Reporting Person nor any affiliate of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13D.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13D is being filed on behalf of each of the parties named below.


Dated: November 28, 2007



/s/ ELLIOTT BALBERT
___________________
    Elliott Balbert



/s/ CHERYL BALBERT
__________________
    Cheryl Balbert

                                                                       EXHIBIT B


                          TENDER AND SUPPORT AGREEMENT


     This Tender and Support Agreement dated as of November 18, 2007 (this "AGREEMENT") is among Elliott Balbert and Cheryl Balbert, as Trustees of the Balbert Family Trust (the "SHAREHOLDER") and Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India ("PARENT"). Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement of Merger dated as of the date of this Agreement (including the related Plan of Merger, together with any amendments or supplements thereto consented to by Shareholder, the "MERGER AGREEMENT") among Parent, Nutra Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and Natrol, Inc., a Delaware corporation (the "COMPANY").

     As of the date hereof, the Shareholder beneficially owns 5,724,500 shares of common stock of the Company, par value $0.01 per share ("COMPANY COMMON STOCK"), (such shares, together with any shares of Company Common Stock that are hereafter issued to or otherwise acquired or owned by the Shareholder prior to the termination of this Agreement being referred herein as the "SHARES").

     Concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into the Merger Agreement, which provides for, among other things, the making of a tender offer by Merger Sub for all of the outstanding shares of the Company Common Stock and the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth therein.

     As a condition to Parent's willingness to enter into the Merger Agreement, Parent has required that the Shareholder enter into this Agreement.

     In consideration of the foregoing and the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, the parties agree as follows:

     Section 1. CERTAIN DEFINITIONS. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

     "BENEFICIAL OWNERSHIP" of any security by any Person means "beneficial ownership" of such security as determined pursuant to Rule 13d-3 under the Exchange Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule. The terms "BENEFICIALLY OWNED" and "BENEFICIAL OWNER" shall have correlative meanings.

     Section 2. AGREEMENT TO TENDER. The Shareholder hereby agrees to validly tender or cause to be tendered in the Offer all the Shares pursuant to and in accordance with the terms of the Offer as promptly as practicable after commencement of the Offer, but in any event no later than five business days after receipt by the Shareholder of all documents or instruments required to be delivered pursuant to the terms of the Offer. In furtherance of the foregoing, the Shareholder shall (i) deliver to the depositary designated in the Offer (the "DEPOSITARY") (A) a letter of transmittal with respect to his Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Shares or an "agent's message" (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Shares and (C) all other documents or instruments, to the extent applicable, required to be delivered by other shareholders of the Company pursuant to the terms of the Offer, and/or (ii) instruct his broker or such other Person that is the holder of record of any Shares to tender such Shares pursuant to and in accordance with the terms of the Offer and this Agreement. The Shareholder agrees that once his Shares are tendered, the Shareholder will not withdraw or cause to be withdrawn any of such Shares from the Offer, unless and until this Agreement shall have been terminated in accordance with Section 13(d). Upon the end of the Agreement Period, Parent shall cause the Depositary to immediately return to the Shareholder all certificates representing the Shareholder's Shares which had been previously delivered to the Depositary pursuant to this Section 2 or, with regard to uncertificated Shares, to take such other appropriate action to immediately evidence and effect the return of such Shares to each Shareholder in book-entry form or otherwise. Notwithstanding the foregoing, the Shareholder shall have no obligation to tender its Shares pursuant to the Offer if Parent or Merger Sub shall have amended or modified the Offer or if Company shall have consented to a change described in Section 1.1(a)(i) of the Merger Agreement in a manner adverse to the Shareholder (other than any extension of the Offer to the extent permitted in the Merger Agreement) without obtaining the Shareholder's prior written consent.

     Section 3. DOCUMENTATION AND INFORMATION. The Shareholder (i) consents to and authorizes the publication and disclosure by Parent of the Shareholder's identity and holding of Shares, the nature of the Shareholder's commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines is required to be disclosed by applicable Law in any press release, the Offer Documents, the Company Proxy Statement (including all schedules and documents filed with the SEC), or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement and (ii) agrees promptly to give to Parent any information it may reasonably require for the preparation of any such disclosure documents. Parent shall provide a copy of any proposed disclosure to the Shareholder prior to filing and the Shareholder agrees to promptly notify Parent of any required corrections with respect to any information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

     Section 4. VOTING AGREEMENT. During the period beginning on the date of this Agreement and ending on the earlier of (x) the Effective Time, (y) the agreement of the parties hereto to terminate this Agreement, and (z) the termination of the Merger Agreement in accordance with its terms (the "AGREEMENT PERIOD"), the Shareholder hereby irrevocably and unconditionally agrees that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called (each, a "COMPANY SHAREHOLDERS MEETING"), or in connection with any written consent of the holders of Company Common Stock, the Shareholder shall:

          (a) be present, in person or represented by proxy, or otherwise cause the Shares to be counted for purposes of determining the presence of a quorum at such meeting (to the fullest extent that such Shares may be counted for quorum purposes under applicable Law);

          (b) vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) with respect to the Shares, in each case, to the fullest extent that such Shares are entitled to be voted at the time of any vote or action by written consent:

               (i) in favor of the (A) approval and adoption of the Merger Agreement, the Merger and each of the other actions contemplated by the Merger Agreement; and (B) without limitation of the preceding clause (A), approval of any proposal to adjourn or postpone the Company Shareholders Meeting to a later date if there are not sufficient votes for approval and adoption of the Merger Agreement on the date on which the Company Shareholders Meeting is held; and

               (ii) against (A) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the consummation of, or dilute materially the benefits to Parent of, the transactions contemplated by the Merger Agreement, (B) any Takeover Proposal and any action in furtherance thereof, (C) any reorganization, recapitalization or winding-up of the Company or any other extraordinary transaction involving the Company, or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Shareholder under this Agreement.

     Notwithstanding the foregoing, the Shareholder shall have no obligation to vote in the manner provided in this Section 4 if Parent or Merger Sub shall have amended or modified the Offer or if Company shall have consented to a change described in Section 1.1(a)(i) of the Merger Agreement in a manner adverse to the Shareholder (other than any extension of the Offer to the extent permitted in the Merger Agreement) without obtaining the Shareholder's prior written consent.

     Section 5. IRREVOCABLE PROXY. The Shareholder, revoking (or causing to be revoked) any proxies that he has heretofore granted, hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of the Shareholder, for and in the name, place and stead of the Shareholder, to: (a) attend any and all Company Shareholder Meetings; (b) vote, express consent or dissent or issue instructions to the record holder to vote the Shares in accordance with the provisions of Section 4(b) at any such meeting; and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 4, all written consents with respect to the Shares. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Shareholder) until the end of the Agreement Period and shall not be terminated by operation of Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 13(d). The Shareholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to Parent entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Shareholder under
Section 4 hereof. The irrevocable proxy set forth in this Section 5 is executed and intended to be irrevocable, subject, however, to automatic termination upon the termination of this Agreement pursuant to Section 13(d).

     Notwithstanding the foregoing, the Parent shall not have the right to exercise the proxy contained in this Section 5 and the Parent's appointment as attorney-in-fact and proxy for and on behalf of the Shareholder shall be rendered void, if Parent or Merger Sub shall have amended or modified the Offer or if Company shall have consented to a change described in Section 1.1(a)(i) of the Merger Agreement in a manner adverse to the Shareholder (other than any extension of the Offer to the extent permitted in the Merger Agreement) without obtaining the Shareholder's prior written consent.

     Section 6. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. The Shareholder represents and warrants to Parent as follows (it being understood that, except where expressly stated to be given or made as of the date hereof only, the representations and warranties contained in this Agreement shall be made as of the date hereof and as of the date of each Company Shareholders Meeting and the Acceptance Date):

          (a) AUTHORIZATION. The Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. The execution and delivery by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

          (b) NO VIOLATION. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the Shareholder's obligations hereunder will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on, or the loss of, any of the properties or assets of the Shareholder (including the Shareholder's Shares) pursuant to: any Contract to which the Shareholder is a party or by which any of his properties or assets is bound or any order or Law (excluding U.S. federal securities laws) applicable to the Shareholder or his properties or assets.

          (c) OWNERSHIP OF SHARES. As of the date hereof, the Shareholder is, and (except with respect to any Shares Transferred in accordance with Section 7(b) hereof) at all times during the Agreement Period will be, a beneficial owner of the Shares. As of the date hereof, the Shares constitute all of the shares of Company Common Stock beneficially owned by the Shareholder. The Shareholder has, and (except with respect to any Shares Transferred in accordance with Section 7(b) hereof) at all times during the Agreement Period will have, with respect to the Shareholder's Shares, the sole power, directly or indirectly, to vote or dispose of the Shares, and as such, has, and (except with respect to any Shares Transferred in accordance with Section 7(b) hereof) at all times during the Agreement Period will have, the complete and exclusive power to, directly or indirectly, (x) issue (or cause the issuance of) instructions with respect to the matters set forth in Section 4, (y) agree to all matters set forth in this Agreement and (z) demand and waive appraisal or dissent rights. As of the date hereof, the Shares are issued and outstanding and entitled to be voted at the Company Shareholder Meeting and the Shareholder does not beneficially own any warrants, options or other rights to acquire any shares of Company Common Stock. The Shares and all other Shares of Company Common Stock of which the Shareholder acquires beneficial ownership during the Agreement Period, shall at all times be free and clear of Liens, proxies, powers of attorney, voting trusts, options, rights of first offer or refusal or agreements (other than any Liens or proxy created by this Agreement). Except as provided in this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which the Shareholder is a party obligating the Shareholder to Transfer, or cause to be Transferred, any of the Shares. Except pursuant to the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

          (d) ABSENCE OF LITIGATION. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Shareholder, threatened against or affecting, the Shareholder or any of his properties or assets (including the Shares) that could reasonably be expected to impair the ability of the Shareholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

          (e) OPPORTUNITY TO REVIEW; RELIANCE. The Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of his own choosing. The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder's execution, delivery and performance of this Agreement.

          (f) FINDERS' FEES. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Shareholder in his capacity as such.

     Section 7. NO PROXIES FOR OR ENCUMBRANCES ON THE SHARES.

          (a) Except pursuant to the terms of this Agreement or as agreed in writing by Parent, during the Agreement Period, the Shareholder shall not (nor permit any Person under the Shareholder's control to), without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a "TRANSFER"), (iii) otherwise permit any Liens to be created on, or (iv) enter into any Contract (including any derivative, hedging or other agreement), option or other arrangement (including any profits sharing arrangement) or understanding with respect to the direct or indirect Transfer of, any Shares. The Shareholder shall not, and shall not permit any Person under control his Representatives to, seek or solicit any such Transfer or any such Contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if the Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. Without limiting the foregoing, the Shareholder shall not, and shall not permit any Person under the Shareholder's control or any of his Representatives to, take any other action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Shareholder's obligations hereunder or the transactions contemplated by the Merger Agreement. Without limiting the foregoing, the Shareholder also agrees not to engage in any transaction with respect to any of the Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

          (b) Notwithstanding the foregoing, the Shareholder shall have the right to Transfer his Shares to a Permitted Transferee of the Shareholder if and only if such Permitted Transferee shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Shares subject to the terms and conditions of this Agreement and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute a Shareholder for all purposes of this Agreement; PROVIDED, HOWEVER, that notwithstanding such Transfer, the Shareholder shall continue to be liable for any breach by the transferee or other recipient of such Transferred Shares of this Agreement with respect to such Transferred Shares. "PERMITTED TRANSFEREE" means, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Shareholder, (B) any charitable organization described in Section 170(c) of the Code, (C) any trust, the trustees of which include only the Persons named in clause (A) and the beneficiaries of which include only the Persons named in clause (A), (B) or (C), or (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the Persons named in clause (A).

          (c) The Shareholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shareholder's Shares, unless such Transfer is made in compliance with this Agreement. The Shareholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Shares on the books of the Company in violation of this Agreement.

     Section 8. WAIVER OF APPRAISAL RIGHTS. The Shareholder hereby irrevocably waives any and all rights he may have as to appraisal, dissent or any similar or related matter with respect to any of the Shareholder's Shares that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement, including, without limitation, under Section 262 of the DGCL.

     Section 9. NOTICES OF CERTAIN EVENTS. The Shareholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of the Shareholder set forth in Section 6.

     Section 10. FURTHER ASSURANCES. Parent and the Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

     Section 11. CERTAIN ADJUSTMENTS. In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term " Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction.

     Section 12. MISCELLANEOUS.

          (a) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of the date of receipt if delivered personally, sent by telecopier or facsimile (and sender shall bear the burden of proof of delivery), sent by overnight courier (providing proof of delivery) or sent by registered or certified mail (return receipt requested, postage prepaid), in each case, to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

                If to Parent:

                Plethico Pharmaceuticals Limited
                Administrative Office, 37, Pologround
                Industrial Estate, Indore 452015 (M.P.), India

                       Attention: Sanjay Pai
                       Facsimile: 91 731 2420938

                       with a copy to:

                       Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue
                       Los Angeles, CA 90071
                       Attention:  Michael V. Gisser
                                   Rick C. Madden
                       Facsimile:  (213) 621-5341



                       If to the Shareholder:

                       Elliott Balbert
                       Trustee of the Balbert Family Trust
                       6072 John Muir Road
                       Hidden Hills, Ca. 91302

                       with a copy to:

                       Freeman, Freeman & Smiley, LLP
                       3415 Sepulveda Boulevard, Suite 1200
                       Los Angeles, CA 90034
                       Attention:  Gary M. Stern

          (b) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; AMENDMENT.

               (i) This Agreement constitutes the entire agreement, and supersedes all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof.

               (ii) This Agreement shall not confer any rights or remedies upon any Person or entity other than the parties hereto and their respective permitted successors and permitted assigns.

               (iii) This Agreement may only be amended by a written instrument executed and delivered by Parent and the Shareholder.

          (c) ASSIGNMENT; BINDING EFFECT. Subject to Section 7(b), neither the Shareholder, on the one hand, nor Parent, on the other hand, may assign this Agreement or any of his rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other party, and any attempted assignment without such prior written approval shall be void and without legal effect; PROVIDED, HOWEVER, that Parent may assign its rights hereunder to an Affiliate, it being understood and agreed that any such assignment shall not relieve Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

          (d) TERMINATION. This Agreement shall automatically terminate and become void and of no further force or effect at the end of the Agreement Period; PROVIDED, HOWEVER, that no such termination shall relieve or release the Shareholder or Parent from the obligations or liabilities arising out of his or its breach of this Agreement prior to its termination.

          (e) GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

               (i) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

               (ii) Each party agrees that any dispute or disagreement between or among any of the parties as to the interpretation of any provision of, or the performance of obligations under, this Agreement shall be commenced and prosecuted in its entirety solely in the appropriate United States District Court for the State of California and any reviewing appellate court thereof. If the aforesaid United States District Court, or any reviewing appellate court thereof, finds that it does not have jurisdiction over the dispute or disagreement, then and only then can the parties proceed in state court and the parties hereby agree that any such dispute will only be brought in state court in California. Each party consents to personal and subject matter jurisdiction and venue in such California federal or state courts (as the case may be) and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of their present or future domiciles, or for any other reason. The parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13(a) shall be deemed effective service of process on such party.

               (iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          (f) SEVERABILITY. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.

          (g) SPECIFIC PERFORMANCE. Parent and the Shareholder agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and the Shareholder shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 13(e)(ii), without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

          (h) EXPENSES. All costs and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense.

          (i) COUNTERPARTS. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.

          (j) HEADINGS. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          (k) INTERPRETATION. Any reference to any national, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. When a reference is made in this Agreement to Sections, such reference shall be to a Section of Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

          (l) NO PRESUMPTION. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

          (m) NO LIMITATION ON ACTIONS AS DIRECTOR. Notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to, or shall be construed to, prohibit the Shareholder from taking any action in his capacity as a member of the Company's Board of Directors or from exercising his her fiduciary duties as a member of the Company's Board of Directors.

                      [THE NEXT PAGE IS THE SIGNATURE PAGE]

     The parties hereto have executed this Tender and Support Agreement as of the date first written above.



                                       PLETHICO PHARMACEUTICALS
                                       LIMITED


                                       By:  /s/ SHASHIKANT A. PATEL
                                            _______________________________
                                            Name: Shashikant A. Patel
                                            Title: CMD



                                       BALBERT FAMILY TRUST


                                       By:  /s/ ELLIOTT BALBERT
                                            _______________________________
                                            Name:   Elliott Balbert
                                            Title:  Trustee


                                       By:  /s/ CHERYL BALBERT
                                            _______________________________
                                            Name:   Cheryl Balbert
                                            Title:  Trustee